VF 1-30-04

** Att 1/20/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED MAR 02 2004 THOMSON FINANCIAL

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2230, 885 WEST GEORGIA STREET
(No. and Street)

VANCOUVER, B.C. (City) (State) V6C 3E8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN D. TODD 604-622-5276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS TRAVIS WOLFE LLP
(Name – *if individual, state last, first, middle name*)

5580 LBJ FREEWAY, SUITE 400 (Address) DALLAS (City) TEXAS (State) 75240-625 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED DEC 30 2003 WASH.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IAN DUNDAS TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALMAN PARTNERS (USA) INC., as of OCTOBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

VICE PRESIDENT & CFO
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salman
Partners

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Financial Statements
and
Accompanying Information

Years Ended October 31, 2003 and 2002

Salman Partners

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Table of Contents

MOORE STEPHENS TRAVIS WOLFF, LLP
BUSINESS ADVISORS & ACCOUNTANTS

5580 LBJ Freeway • Suite 400
Dallas, TX 75240-6265
Telephone 972-661-1843
Facsimile 972-490-4120
ms@traviswolff.com
www.traviswolff.com

INDEPENDENT AUDITORS' REPORT

Salman Partners (USA) Inc.
Vancouver, BC

We have audited the accompanying statements of financial condition of Salman Partners (USA) Inc. (the "Company"), a wholly-owned subsidiary of Salman Partners, Inc., as of October 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salman Partners (USA) Inc. as of October 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Travis Wolff, L.L.P.

December 19, 2003

MS An independently owned and operated member of Moore Stephens North America, Inc.—members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited—members in principal cities throughout the world

THERE'S SOMETHING DIFFERENT HERE™
MOORE STEPHENS
NORTH AMERICA, INC.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Statements of Financial Condition

		October 31,		
		2003		2002
ASSETS				
Cash	$	789,851	$	286,759
Accounts receivable - broker (Parent)		1,260,834		-
Accounts receivable - customers		1,171,221		-
Total current assets	$	3,221,906	$	286,759
LIABILITIES				
Accounts payable	$	2,425,536	$	7,691
Accounts payable - broker (Parent)		9,855		-
Accrued income taxes		61,436		1,427
Total current liabilities		2,496,827		9,118
Subordinated borrowings		300,000		-
STOCKHOLDER'S EQUITY				
Common stock, unlimited shares authorized at no par value, 150,000 shares issued and outstanding		150,000		150,000
Retained earnings		275,079		127,641
Total stockholder's equity		425,079		277,641
Total liabilities and stockholder's equity	$	3,221,906	$	286,759

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Statements of Income

	Years Ended October 31,	
	2003	2002
Income:		
Commissions earned	$ 215,726	$ 54,562
Interest	3,517	1,149
Income from operations	219,243	55,711
Gain (loss) on currency translation	(93)	340
Income before income taxes	219,150	56,051
Income tax expense	71,712	9,118
Net income	$ 147,438	$ 46,933

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended October 31, 2003 and 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at October 31, 2001	150,000	$ 150,000	$ 80,708	$ 230,708
Net income	-	-	46,933	46,933
Balances at October 31, 2002	150,000	150,000	127,641	277,641
Net income	-	-	147,438	147,438
Balances at October 31, 2003	150,000	$ 150,000	$ 275,079	$ 425,079

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2003

Subordinated borrowings at October 31, 2002	$	-
Increases:		
Issuance of subordinated note		300,000
Subordinated borrowings at October 31, 2003	$	300,000

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Statements of Cash Flows

	For the Years Ended October 31,	
	2003	2002
Cash flows from operating activities:		
Net income	$ 147,438	$ 46,933
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable - broker (Parent)	(1,260,834)	-
(Increase) decrease in accounts receivable - customers	(1,171,221)	738,504
Increase (decrease) in accounts payable	2,417,845	(729,643)
Increase in accounts payable - broker (Parent)	9,855	-
Increase (decrease) in accrued income taxes	60,009	(10,519)
Net cash provided by operating activities	203,092	45,275
Cash flows provided by financing activities:		
Proceeds from issuance of subordinated borrowings	300,000	-
Net increase in cash during the year	503,092	45,275
Cash, beginning of year	286,759	241,484
Cash, end of year	$ 789,851	$ 286,759
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 9,855	$ 7,691

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Notes to Financial Statements
October 31, 2002 and 2001

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Salman Partners, Inc. (the "Parent"), a Canadian corporation, formed a Canadian subsidiary, Salman Partners (USA) Inc. (the "Company"), to transact securities purchases for its institutional customers located in the United States. The Company is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's functional currency is U.S. dollars, but the Company is subject to currency gains and losses associated with the payment of trade commissions to the Parent (See Note 4).

Cash

The Company considers cash to include unrestricted cash on hand and in depository accounts. The Company's cash is maintained in accounts which, at times, could exceed insured limits. The Company has not experienced any losses in the accounts and believes it is not exposed to any significant risk.

Accounts receivable

Accounts receivable from brokers and customers generally exist because various securities transactions have not cleared as of the Company's fiscal year end. Management analyzes the accounts receivable on a periodic basis and accounts are written-off when they are deemed uncollectible. At October 31, 2003, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at amounts which, because of their short-term nature, approximate current fair value.

Federal income taxes

The Company files its federal income tax returns separate from the Parent. Federal income taxes are calculated on earnings reported for income tax return purposes based on enacted tax laws and rates.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Notes to Financial Statements
October 31, 2002 and 2001

Note 1 - Organization and Summary of Significant Accounting Policies – (Continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Reclassifications

Certain 2002 financial statements amounts have been reclassified to conform to the 2003 financial statement presentation.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2003 and 2002, the Company had net capital of $725,079 and $277,641, respectively, which is $557,836 and $177,641, respectively, in excess of its minimum net capital requirement of $167,243 and $100,000, respectively, at such dates. The Company's net capital ratio was 3.4 to 1 at October 31, 2003.

Note 3 - Subordinated Borrowings

Borrowings under subordination agreements at October 31, 2003, consisted of a $300,000 subordinated note payable to the Parent with interest at 2.0% and principal and interest payable at maturity on September 30, 2006. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Notes to Financial Statements
October 31, 2002 and 2001

Note 4 - Related Party Transactions

During 2002, the Parent elected to retain a portion of the trade commissions and cease the collection of management fees from the Company. Previously, the Parent received a management fee of approximately 85% of commission income. At October 31, 2003, the Company had accounts receivable from the Parent of approximately $1,260,000 related to unsettled trades and payables to the Parent of approximately $10,000.

Note 5 - Concentrations

For the year ended October 31, 2003, three customers, each of whom accounted for more than 10% of the Company's commission income, accounted for approximately $123,000 of commissions earned in aggregate. At October 31, 2002, four customers, each of whom accounted for more than 10% of the Company's commission income, accounted for approximately $42,500 of commissions earned in aggregate.

ACCOMPANYING INFORMATION

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
October 31, 2003

Total stockholder's equity from the statement of financial condition	$	425,079
Add:		
Subordinated borrowings allowable in computation		300,000
Net capital before haircuts		725,079
Haircuts on securities positions		-
Net capital		725,079
Net capital requirement		167,243
Excess net capital	$	557,836
Aggregate indebtedness	$	2,496,827
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	475,396
Percentage of aggregate indebtedness to net capital		344%

Reconciliation with Company's computation:
(included in Part IIA of Form X-17A-5 as of October 31, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	713,254
Adjustment to accrue income taxes		11,825
Net capital per above schedule	$	725,079

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of October 31, 2003, filed by the Company with the National Association of Securities Dealers, Inc. on November 20, 2003.

See accompanying independent auditors' report.

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5**

The Board of Directors
Salman Partners (USA) Inc.
Vancouver, BC

In planning and performing our audit of the financial statements and accompanying information of Salman Partners (USA) Inc. (the "Company"), for the year ended October 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Travis Wolff, L.L.P.

December 19, 2003